Nova Minerals Ltd.

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

January 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Karl Hiller
John Cannarella
Ken Schuler
Daniel Morris
Liz Packebusch

Re:	Nova Minerals Ltd Draft Registration Statement on Form F-1 Submitted July 10, 2023 File No. 377-06776

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Nova Minerals Ltd., an Australian corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 7, 2023 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted on July 10, 2023.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are concurrently with this letter submitting with the Commission, Amendment No. 1 to the Draft Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Draft Registration Statement on Form F-1 submitted July 10, 2023

Mineral Resource Estimate, page 4

1.	We note that resources and reserves reported in your filing and in the Technical Report Summary at Exhibit 96.1 appear to be presented on a 100% basis, rather than being limited to mineralization associated with your interests.

Securities and Exchange Commission

January 31, 2024

As such, it appears that you will need to revise your filing to disclose only that portion of the resources and reserves that are attributable to your ownership interest to comply with Item 1303(b)(3)(iii) of Regulation S-K.

Please also discuss this requirement with the qualified persons associated with the Technical Report Summary as you will need to obtain and file a revised exhibit that is similarly oriented in reflecting only your interests in the properties or projects, consistent with Instruction 1 to paragraphs (b)(96)(iii)(B)(11) and (12) to Item 601(b)(96) of Regulation S-K.

Response: In response to the Staff’s comment, the Amendment discloses only that portion of the resources and reserves that are attributable to our ownership. In addition, a new Technical Report Summary is being filed with the Amendment as Exhibit 96.1.

2.	Please expand your resource and cutoff grade disclosures here and elsewhere in the filing to include a description of your cutoff grade calculation, and the parameters (e.g., prices and costs) that were used to determine the cutoff grades for your resource estimates, consistent with the requirements in Item 1304(f)(1) and (2) of Regulation S-K. Your disclosures should also clarify whether the estimates are based on an economic break-even cutoff grade, or a marginal cutoff grade.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

As a foreign private issuer, we are permitted to rely on exemptions, page 35

3.	We note your disclosure at page 74. Please expand this risk factor, or add a new one, to address the risk that your home jurisdiction does not impose defined corporate governance standards, except in limited circumstances. Your revised disclosures should explain the significance to investors.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Use of Proceeds, page 38

4.	We note you expect to use the net proceeds from this offering for the development of your Estelle Gold Project and for general working capital. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If you are not able to disclose specific plans for the net proceeds please discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F as contemplated by Item 4.a of Form F- 1.

Securities and Exchange Commission

January 31, 2024

Response: Please be advised that until we have more clarity on the size of the offering, we are unable to provide a specific break-down of net proceeds on a dollar basis. However, in the Amendment we have included more specificity regarding the use of proceeds related to development of the Estelle Gold project, including the percentages of net proceeds to be utilized for each intended use of proceeds. Once we have better clarity on the size of the offering, we can provide actual dollar amounts in lieu of the percentages currently shown in the Amendment.

Selected Consolidated Financial Data, page 42

5.	We note that your two tables on page 42 include the header “(A$, except share amounts)” although the share amounts included therein appear to correspond to earnings (loss) per share as presented on pages F-3 and F-41, which appear to be shown in A$.

Please revise your presentation as necessary to clarify or resolve this apparent inconsistency. Please also resolve the discrepancy pertaining to your summary of revenue and other income for those periods in which you are reporting interest income in your financial statements.

Response: In response to the Staff’s comment, the presentation has been revised in the Amendment to resolve the inconsistency.

Management’s Discussion and Analysis

Contractual Obligations, page 47

6.	Please file the convertible note facility with Nebari Gold Fund LLP as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’ s comment, the loan agreement with Nebari Gold Fund 1 LLP is being filed as an exhibit with the Amendment.

The Estelle Gold Project, page 52

7.	Please expand your individual material property disclosure to include a description of, and map showing, the location of your material property within 1 mile, using an easily recognizable coordinate system, to comply with Item 1304(b)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

8.	Please expand your disclosures to include the following information for each material property/project:

●	Identifying information, such as the property name, mining concession name or number, and dates of recording and expiration, having details sufficient to distinguish your concession from other concessions that may exist near your properties.

Securities and Exchange Commission

January 31, 2024

●	A description of all interests in your properties, including the terms of all underlying agreements and/or royalties.

●	A description of the process by which mineral rights are acquired at this location, including the basis for establishing the mineral rights, and the duration of the mineral rights, including surface rights, mining claims and/or concessions.

●	A description of any conditions that must be met in order to obtain or retain title to the property, any rights held by any other company on the property, such as surface and/or mineral rights, quantification and timing of all necessary payments, including annual maintenance fees, and the identity of the party who is responsible for paying these amounts.

●	The total cost or book value of your property, and the associated plant and equipment.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required by Item 1304(b) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Other Assets, page 60

9.	We note your disclosure that you own interests in companies that partially provide a hedge against fluctuations in the gold price. In this regard, please discuss whether owning investment securities of other companies will be a material part of your business after this offering.

Response: In response to the Staff’s comment we have disclosed that we may look to divest these investments in the future if we believe we can generate an attractive return or if we believe such divestment is in the best interests of our shareholders but we do not intend for this to be a material part of our operational strategy after the offering.

10.	Please expand your disclosures to provide complete summary property details, including the locations and descriptions of minerals rights for your material and non-material properties, as required by Item 1303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Securities and Exchange Commission

January 31, 2024

Our Opportunity, page 60

11.	We note your disclosure compares the significance of the Estelle Gold Project to the Carlin Gold Trend. We also note disclosures that refer to the project as “truly tier one” and otherwise tout the attributes of the project. However, your risk factor disclosures appear to indicate that considerable uncertainty remains regarding these attributes. Please make appropriate revisions to reconcile your disclosures.

Response: In response to the Staff’s comments, we have revised the disclosures in this section to clarify the similarity to the Carlin Gold Trend and also indicate that uncertain outcome of the Estelle Gold Project. We have also removed references to the Estelle Gold Project as “truly tier one” in the Amendment.

Service Agreements, page 70

12.	We note your disclosure that certain of your key personnel have service agreements as at June 30, 2023. Please file executed versions (rather than “forms of”) each of your employment contracts as required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1. In the alternative, confirm if true that these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S- K.

Response: We hereby confirm that these agreements are not required to be publicly filed in our home country and have not previously been filed publicly. Accordingly, we have elected not to file the aforementioned service agreements with the Registration Statement.

Jury Trial Waiver, page 95

13.	We note your disclosure that the deposit agreement contains a jury trial waiver that is applicable to any claim under the U.S. federal securities laws. Please provide appropriate risk factor disclosure to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Securities and Exchange Commission

January 31, 2024

Enforceability of Civil Liabilities, page 103

14.	We note your disclosure in this section that certain of your directors are non-residents of the United States. We further note disclosure in your corresponding risk factor at page 36 that certain members of your senior management and board of directors are non-residents of the United States. Please revise to clarify whether any of your executive officers are non-residents of the United States.

Response: In response to the Staff’s comment, we have clarified that certain of our executive officers are non-U.S. residents in the Amendment.

Exhibits and Financial Statement Schedules

Exhibit 96.1, page E-1

15.	The Technical Report Summary that you have filed as support for your disclosures of mineral resources and reserves does not include all of the content prescribed by Item 601(b)(96) of Regulation S-K. We have identified the information that should be provided in the remaining comments in this letter. Please discuss these observations with the qualified persons involved in preparing the report and arrange to obtain and file a revised Technical Report Summary that includes all of the required information.

Response: In response to the Staff’s comment a new Technical Report Summary has been prepared and is being filed as Exhibit 96.1 with the Amendment.

Property Description, page E-24

16.	A description and map showing the location of the property within one-mile, using an easily recognizable coordinate system, is required by Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Geological Setting, Mineralization and Deposit, page E-32

17.	At lease one stratigraphic column and one cross-section of the local geology is required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Securities and Exchange Commission

January 31, 2024

Exploration, page E-33

18.	A plan map showing the locations of drill holes and/or sample locations is required by Item 601(b)(96)(iii)(B)(7)(v) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Sample Preparation, Analyses, and Security, page E-38

19.	The opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures is required by Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the opinion of a qualified person regarding the adequacy of the sample preparation, security, and analytical procedures is included in Section 8.4 of the new Technical Report Summary being filed as Exhibit 96.1 with the Amendment.

Data Verification, page E-39

20.	The opinion of the qualified person regarding the adequacy of the data and verification procedures is required by Item 601(b)(96)(iii)(B)(9)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the opinion of a qualified person regarding the adequacy of the data and verification procedures is included in Section 9.7 of the new Technical Report Summary being filed as Exhibit 96.1 with the Amendment.

Mineral Processing and Metallurgical Testing, page E-46

21.	A description of the sorting test results and process recoveries/formulation (volume and grade), as used in the cash flow analysis, and the opinion of the qualified person on the adequacy of the metallurgical data, are required by Item 601(b)(96)(iii)(B)(10) and (10)(v) of Regulation S-K.

Response: The new Technical Report Summary being filed as Exhibit 96.1 with the Amendment is a Mineral Reserve Estimate (MRE) only.

The ore sorting test work was preliminary in nature and only performed in support of the flow sheet to determine the trade off on the gold recoveries. With the preliminary nature of the study, it is still yet to be determined if ore sorting will be included in the final flowsheet and future economic analysis.

Accordingly we respectfully submit that requested disclosure and opinion of a qualified person on the adequacy of the metallurgical data are no longer required.

Securities and Exchange Commission

January 31, 2024

Global Mineral Resource Estimates, page E-60

22.	We note that a cut-off grade estimate has been provided with the resource disclosure though it appears the qualified person has been unable to verify the estimate with the information you have provided.

Response: In response to the Staff’s comment, the requested disclosure is included in both the Amendment and the new Technical Report Summary being filed as Exhibit 96.1 with the Amendment.

The cut-off grade calculation and methodology along with the underlying price/cost parameters (e.g., prices, unit costs and definitions) should be provided to comply with Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure is included in both the Amendment and the new Technical Report Summary being filed as Exhibit 96.1 with the Amendment.

23.	We note the cutoff grade in Table 11-1 on page 60 is 0.20 g/t, but elsewhere in your report e.g., page 78, the cutoff grade is reported as 0.25 g/t. Please review this disclosure and correct as necessary. Please also reconcile the cutoff grade parameters on page 10 and elsewhere with the disclosures on page 81.

Response: The new Technical Report Summary being filed as Exhibit 96.1 with the Amendment is an MRE only and accordingly we respectfully submit that requested disclosure is no longer required.

Table 13-2, page E-79

24.	The tables on pages 79, 88, 138, and 139 should be revised as necessary to enhance readability, i.e. clarity and focus. Please ensure that all tables in the Technical Report Summary and any corresponding details in your filing are clearly legible.

Response: Please be advised that the tables referred to above related to cashflow analysis and as the new Technical Report Summary is now an MRE only, we respectfully submit such tables are no longer required. We hereby confirm that all tables in the Technical Report Summary and any corresponding details in your filing are clearly legible

Particle Sorting, page E-94

25.	We understand that sorting is a major component of your metallurgical process, in which a significant amount of waste material is removed prior to conventional processing. The Technical Report Summary should include a life of mine (LOM) table, showing the annual tonnages and grade for each process stream, such as the material feed (ore and stockpile) to the crusher, fine material generated by crushing, material feed to the sorter, the resultant sorted mill product, the sorted waste product, and the combined fines with final sorted product or resultant mill feed, along with the associated recoveries/assumptions used to generate these values.

Response: As discussed above, the new Technical Report Summary is an MRE only and no longer includes estimates for LOM or economics.

Securities and Exchange Commission

January 31, 2024

The ore sorting test work was preliminary in nature and only performed in support of the flow sheet to determine the trade off on the gold recoveries. With the preliminary nature of the study, it is still yet to be determined if ore sorting will be included in the final flowsheet and future economic analysis.

Accordingly, we respectfully submit that the requested disclosure under this comment is no longer required.

Environmental Studies, Permitting, Agreements with Local Individuals or Groups, page E-115

26.	The opinion of the qualified person as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups is required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, the opinion of a qualified person as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups is included in Section 17.5 of the new Technical Report Summary being filed as Exhibit 96.1 with the Amendment.

Capital and Operating Costs, page E-127

27.	An estimate for the fine grind and leach processing capital cost should be provided and the estimates for plant infrastructure costs under this heading and the corresponding amounts in the cash flow analysis should be consistent.

Response: As discussed above, the new Technical Report Summary is an MRE only so no capital or operating costs are required to be included. Accordingly, we respectfully submit that the requested disclosure under this comment is no longer required.

28.	We note that figures shown in the table of operating costs on page 131 under the column for “$/t Through Process” appear to be based on several different divisors, such as RPM Ore Transported, Korbel Ore Processed, Mill Feed, Total Ore Mined, Ore Rehandled, and an unknown factor for Fine Grind & Leach.

These divisors should be clearly identified in this section and along with any and all corresponding disclosures in your filing; you may also revise to utilize a uniform divisor such as $/tonne - mill feed. This comment may also be applicable to the cutoff grade cost parameters and calculations.

Response: As discussed above, the new Technical Report Summary is an MRE only so no capital or operating costs are required to be included. Accordingly, we respectfully submit that the requested disclosure under this comment is no longer required.

Securities and Exchange Commission

January 31, 2024

Economic analysis, page E-134

29.	We note that financial metrics indicating potential economic viability using free cash flow are presented. However, a tabulation showing the after-tax cash flows, with appropriate line items, such as DD&A, taxes, and royalties, along with the associated financial metrics using the after-tax cash flows should be presented to demonstrate your individual project’s potential economic viability to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S- K.

Response: As discussed above, the new Technical Report Summary is an MRE only and accordingly no economic analysis is provided in the Technical Report Summary. Accordingly, we respectfully submit that the requested disclosure under this comment is no longer required.

30.	As it appears that inferred resources have been included in the cash flow analysis in the Initial Assessment, additional disclosures, including an economic analysis that excludes the inferred resources, are required to comply with Item 1302(d)(4)(ii) and Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Response: As discussed above, the new Technical Report Summary is an MRE only and accordingly no cashflow analysis is provided in the Technical Report Summary. Accordingly, we respectfully submit that the requested disclosure under this comment is no longer required.

Financial Statements

Note 1 Significant Accounting Policies, page F-8

31.	We note that you have disclosure on pages 16 and 42 indicating that your financial statements were prepared in accordance with IFRS, as issued by the IASB. However, the audit opinion on page F-2 and your disclosures on pages F-9 and F-46 indicate that the financial statements were prepared in accordance with International Financial Reporting Standards, without clarifying whether these were as issued by the IASB.

Please revise as necessary to clarify whether you have applied International Financial Reporting Standards, as issued by the IASB, for all periods. If this is the case, please also confer with your auditor to obtain and include with your next amendment a corresponding audit opinion. However, if this is not the case, please revise as necessary to provide the information required by Item 17(c) and Item 18(b) of Form 20-F, applicable via Item 4(b) to Form F-1.

Response: In response to the Staff’s comment, the disclosures have been updated throughout the F-1 filing and within the audit opinion to state that we have applied International Reporting Standards as issued by the IASB for all periods presented.

Securities and Exchange Commission

January 31, 2024

Note 2 Critical Accounting Judgements, Estimates and Assumptions

Exploration and Evaluation Costs, page F-20

32.	We note your disclosures on pages F-14 and F-20 explaining that exploration and evaluation costs have been capitalised on the basis that you “...will commence commercial production in the future,” and that “costs are only capitalised that are expected to be recovered either through successful development or sale of the relevant mining interest.” You also indicate that you conduct a “regular review” to determine the extent to which costs continue to be capitalized for each area of interest.

However, on page 1 you clarify that you have no operating revenues and “do not anticipate generating revenues in the foreseeable future,” while on page 18 you clarify that “estimated proven or probable mineral reserves, expected mine life and mineral pricing cannot be determined as the exploration programs, drilling, economic assessments and feasibility studies and pit (or mine) design optimizations have not yet been undertaken,” and caution that investors “should not rely on the technical reports, preliminary economic assessments or feasibility studies, if and when completed and published,” as indications that you will have successful commercial operations in the future.

Please describe for us the nature of support that you have compiled in making the assessments referenced in your disclosures pertaining to the capitalization of such costs and conducting your recoverability reviews. Please identify the specific authoritative accounting guidance that you have applied in formulating these accounting policies, and clarify how the disclosures on pages 1 and 18, as referenced above, are not inconsistent with your stated policy and having reported the $56.7 million and $74.7 million in capitalized exploration and evaluation costs as of June 30, 2023 and December 31, 2022, respectively, if this is your view.

Please also expand your disclosure concerning the recoverability reviews as necessary to clarify the frequency with which such reviews are conducted and to describe the nature and scope of the assessments that are conducted pursuant to this policy to support the continued capitalization of costs.

Response: Please be advised that our disclosure on pages F-14 and F-20 has been revised to state that we expect to commence commercial production in the future. In addition, the referenced disclosures on both page 1 and page 18, have been revised to state that we expect to complete our first gold pour in late 2028, although there is no assurance that we will meet that timeframe and consummation of any such commercial production is subject to the risks described. Accordingly, we do not believe that our disclosures on pages 1 and 18 are inconsistent with our stated policy of having reported capitalized exploration and evaluations costs at June 30, 2023.

Securities and Exchange Commission

January 31, 2024

We conduct an assessment of the capitalization of exploration expenditure annually or more frequent, if deemed necessary, of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest, in accordance with IFRS 6. As part of this annual assessment, management gathers exploration information and results to review whether any tenements have lapsed or will expire in the near future, and if not expected to be renewed, considers current and future expenditures as well as the viability of the resource.

Specifically, IFRS 6 provides that the existence of one or more of the following facts and circumstances indicate that an entity should test exploration and evaluation assets for impairment (the list is not exhaustive): (i) the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed; (ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is budgeted and planned and (iii) exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area until further evaluation has been conducted

Set forth below is our interpretation of the impairment indicators referenced in the preceding paragraph:

(i) The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

None of our tenements have lapsed or been surrendered during the period ended June 30, 2023, and all rents due to renew the claims for all tenements to September 1, 2024, have been paid on time.

(ii) Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is budgeted and planned.

We are committed to furthering the exploration and development of our exploration tenements and as outlined in the use of proceeds section in the Form F-1, we have committed 65% of our 2024 budget to furthering our exploration and drilling on the property with a view to increasing both the size and confidence of our resource for future economic studies.

Securities and Exchange Commission

January 31, 2024

(iii) Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area until further evaluation has been conducted

While we have not yet completed extensive economic studies at the Estelle Gold Project to determine if the large gold resources we have currently discovered are of commercially viable quantities of mineral resources, we have committed a large part, 65%, of our 2024 budget to continuing those exploration activities, including further drilling to both potentially increase and prove up our resources further for future economic studies to be completed.

Further, we have expanded our disclosure in the financial statements concerning the recoverability reviews as necessary to clarify the frequency with which such reviews are conducted and to describe the nature and scope of the assessments.

Note 7 Non-Current Assets - Investment in Associate, page F-22

33.	We note your disclosure following the table explaining that you derecognized the assets and liabilities of Snow Lake Resources Ltd. on November 23, 2021, and recognized a loss on deconsolidation. However, in the accompanying tabulation and on page F-3 and elsewhere in the filing you indicate that you recognized a gain on deconsolidation.

Please revise your accounting and disclosures as necessary to resolve these inconsistencies.

Response: In response to the Staff’s comment, the disclosure has been updated to “generating a gain on deconsolidation” within Note 8 of the financial statements to be consistent.

General

34.	We note you have checked the box on the cover of your filing indicating that you are an emerging growth company. Please add a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies. Identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

35.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, neither we, nor anyone authorized to do so on our behalf have disseminated written communications to any present or potential investors in reliance on Section 5(d) of the Securities Act.

*****

Securities and Exchange Commission

January 31, 2024

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Christopher Gerteisen
Christopher Gerteisen
Chief Executive Officer

cc:	Jeffrey Fessler, Esq.